Exhibit 99.1

Evogene Reports Second Quarter 2018 Financial Results

Conference call and webcast, today at 9:00 am Eastern Time

Rehovot, Israel – August 8, 2018 – Evogene Ltd. (NASDAQ, TASE: EVGN), a leading biotechnology company developing novel products for life science markets, announced today its financial results for the second quarter ending June 30, 2018.

Ofer Haviv, Evogene's President and CEO, stated: “Since the initiation of our new corporate structure at the beginning of 2018, half a year has passed, and we are beginning to see the fruits of the new structure in each of our areas of activity. In each division we see product candidates advancing in the development pipeline alongside new product programs. Moreover, new collaborations have been formed, including those with key industry partners and we expect there is more to come. Last but not least, I am very happy to report that each division has assumed characteristics of a stand-alone entity, a process that we expect will accelerate in the second half of the year.

“Today I would like to give a few highlights of what has been achieved this past quarter:

“In our Ag-Seeds division, we recently announced together with IMAmt, the largest Brazilian cotton growers’ association, a collaboration in the field of insect resistance traits in cotton. Evogene will screen its insect control candidate genes and IMAmt will validate them in lab assays.  Following successful validation, the parties intend to enter negotiations for a commercial license agreement.

“In our Ag-Biologicals division, we recently announced achieving positive yield results leading to phase advancement in our bio-stimulant for wheat program. This phase advancement, from discovery to early development, is based on meeting efficacy criteria in spring wheat field trials with significant yield improvement. As we have stated before, we believe we will be able to launch our first Ag-Biologicals product in 2021.

“Additionally, we are moving forward in our bio-pesticides programs focusing both on diseases such as Fusarium in corn and on insects such as Corn Rootworm. In our Fusarium program we are advancing greenhouse testing and aim to, depending on results, announce phase advancement in the upcoming months toward further validation in fields.

“As for our subsidiaries, Biomica announced its chosen business focus and I am pleased to update on the progress achieved in each area:

•
Antibiotic resistant bacteria - Successful computational screen of tens of millions of small molecules for the identification of effective chemistry against one of the most common antibiotic resistant, hospital-acquired infections. The company will now enter biological in vitro assays for validation.

•
Immuno-Oncology – After obtaining relevant data, Biomica aims to use its proprietary PRISM platform to identify and characterize microbes relevant for the enhancement of cancer immunotherapy. Initial results are expected till the end of this year.

•
GI related disorders - Biomica recently integrated relevant Big-Data into its PRISM platform and have computationally identified a novel microbial consortia, predicted to carry out pivotal microbial functions that can potentially decrease inflammation in IBD patients.

“Finally, I would like to emphasize, once again, that the CPB platform is at the core of our activities. In the past, our use of the CPB platform was focused mainly on discovery activities, however given recent developments and progress in our pipeline, we are now applying these predictive tools which have benefited us in the discovery stage, to product development and optimization.

“We look forward to sharing with you the progress in our diverse product programs and expect 2018 to be a further demonstration of the CPB platform's capabilities.” - Concluded Mr. Haviv.

Financial results for the period ending June 30, 2018

Cash Position:  As of June 30, 2018, the Company had $62.3 million in cash, short-term bank deposits and marketable securities, representing a net cash usage of $9.5 million for the first half of 2018 and $3.6 for the second quarter of 2018. The cash usage during the first half of 2018 includes pre-paid expenses and non-recurring payments of approximately of $1.0 million, mainly in the first quarter of 2018. The Company does not have bank debts.

Assuming the currently expected course of business, Evogene expects net cash usage in 2018 of $14 to $16 million.

Revenues primarily consist of research and development payments, reflecting R&D cost reimbursement under our various collaboration agreements. The majority of these agreements also provide for development milestone payments and royalties or other forms of revenue sharing from successfully developed products.

Revenues for the first half of 2018 were $0.7 million, in comparison to revenues of $1.9 million for the first half of 2017. Revenues for the second quarter of 2018 were $0.4 million, in comparison to revenues of $1.2 million for the second quarter in 2017. The decline in revenues and the related decline in cost of revenues reflects the net decrease in research and development cost reimbursement, under Evogene's various collaboration agreements, mainly due to the advancement of our multi-year collaboration with Monsanto from gene discovery and validation in model plants, which was largely preformed at Evogene, to pre-development efforts in target plants, conducted by Monsanto.

R&D expenses for the first half of 2018 were approximately $6.9 million in comparison to approximately $8.0 million in the first half of 2017. R&D expenses for the second quarter of 2018 were approximately $3.5 million in comparison to approximately $4.0 million in the second quarter of 2017. R&D expenses decreased following operating efficiencies achieved as a result of the new corporate structure initiated at the beginning of 2018.

Operating loss for the first half of 2018 was $9.6 million in comparison to $10.4 million in the first half of 2017. Operating loss for the second quarter of 2018 was $4.7 million in comparison to $5.2 million in the second quarter in 2017. The decrease in operating loss was mainly due to the decrease in R&D expenses as described above, which was partially offset by a net increase in business development expenses.

The net financing expenses for the first half of 2018 were $0.5 million in comparison to net financing income of $0.8 million in the corresponding period. The net financing expenses for the second quarter of 2018 were $0.1 million in comparison to net financing income of $0.4 million in the comparable quarter in 2017. This decrease in the first half of 2018 is mainly due to an increase in the USD/NIS exchange rate in the second quarter of 2018 which negatively affected the Company’s Shekel based portfolio and unrealized re-evaluation of marketable securities following the increase in the US treasury bonds interest rate.

Loss for the first half of 2018 was $10.2 million compared to a loss of $9.6 million in the first half of 2017. Loss in the second quarter of 2018 increased to $4.8 million compared to $4.7 million in the second quarter in 2017. Despite a decrease in operating loss following the new corporate structure, as described above, the increase in loss was due to an increase in the net financing expenses.

Conference Call & Webcast Details:

Evogene’s management will host a conference call to discuss the results at 09:00 AM Eastern time, 16:00 Israel time. To access the conference call, please dial 1-888-668-9141 toll free from the United States, or +972-3-918-0609 internationally. Access to the call will also be available via live webcast through the Company’s website at www.evogene.com.

A replay of the conference call will be available approximately three hours following the completion of the call. To access the replay, please dial 1-888-326-9310 toll free from the United States, or +972-3-925-5901 internationally. The replay will be accessible through August 8, 2018, and an archive of the webcast will be available on the Company’s website through August 17, 2018.

About Evogene:

Evogene (NASDAQ, TASE: EVGN) is a leading biotechnology company developing novel products for major life science markets through the use of a unique computational predictive biology (CPB) platform incorporating deep scientific understandings and advanced computational technologies. This platform is utilized by the Company to discover and develop innovative ag-chemical, ag-biological and ag-seed products (GM and non-GM), and by two subsidiaries; Evofuel, focused on castor seeds, and Biomica, focused on human microbiome therapeutics. Through its collaborations with world-leading agricultural companies such as BASF, Corteva, Monsanto and ICL, Evogene has licensed genes, small molecules and microbes to partners under milestone and royalty bearing agreements. For more information, please visit www.evogene.com

Forward Looking Statements

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may", "could", “expects”, "intends", “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which beyond Evogene's control, including, without limitation, those risk factors contained in Evogene’s reports filed with the appropriate securities authority. Evogene disclaims any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Evogene Investor Contact:

Nir Zalik
IR Director
IR@evogene.com
972-8-931-1900

US Investor Relations:
Vivian Cervantes
PCG Investor Relations
vivian@pcgadvisory.com
646-863-6274

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

	As of June 30,		As of December 31,
	2018	2017	2017
	Unaudited		Audited
CURRENT ASSETS:
Cash and cash equivalents	$14,731	$5,758	$3,435
Marketable securities	41,040	65,878	59,940
Short-term bank deposits	6,500	8,017	8,380
Trade receivables	129	1,063	132
Other receivables and prepaid expenses	1,683	1,105	904

	64,083	81,821	72,791
LONG-TERM ASSETS:
Long-term deposits	21	14	19
Property, plant and equipment, net	3,986	5,611	4,792

	4,007	5,625	4,811

	$68,090	$87,446	$77,602

CURRENT LIABILITIES:
Trade payables	$1,048	$947	$1,110
Other payables	2,429	2,502	2,934
Liabilities in respect of government grants	676	103	104
Deferred revenues and other advances	793	1,081	516

	4,946	4,633	4,664

LONG-TERM LIABILITIES:
Liabilities in respect of government grants	3,091	3,416	3,438
Deferred revenues and other advances	68	30	89
Severance pay liability, net	32	32	33

	3,191	3,478	3,560
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.02 par value: Authorized - 150,000,000 ordinary shares; Issued and outstanding – 25,754,297, 25,745,371 and 25,750,547 shares at June 30, 2018 and 2017 and December 31, 2017, respectively	142	142	142
Share premium and other capital reserve	186,998	184,977	186,268
Accumulated deficit	(127,187)	(105,784)	(117,032)

	59,953	79,335	69,378

	$68,090	$87,446	$77,602

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	Unaudited				Audited

Revenues	$745	$1,899	$379	$1,178	$3,381
Cost of revenues	549	1,665	265	1,018	2,845

Gross profit	196	234	114	160	536

Operating expenses:

Research and development, net	6,945	8,018	3,460	4,014	16,987
Business development	1,084	821	486	370	1,686
General and administrative	1,786	1,821	841	943	3,810

Total operating expenses	9,815	10,660	4,787	5,327	22,483

Operating loss	(9,619)	(10,426)	(4,673)	(5,167)	(21,947)

Financing income	868	1,206	335	484	2,125
Financing expenses	(1,388)	(359)	(418)	(57)	(1,005)

Loss before taxes on income	(10,139)	(9,579)	(4,756)	(4,740)	(20,827)
Taxes on income	16	11	13	3	11

Loss	$(10,155)	$(9,590)	$(4,769)	$(4,743)	$(20,838)

Basic and diluted loss per share	$(0.39)	$(0.37)	$(0.19)	$(0.18)	$(0.81)

Weighted average number of shares used in computing basic and diluted loss per share	25,752,505	25,596,863	25,754,297	25,691,852	25,673,276

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	Unaudited				Audited
Cash flows from operating activities

Loss	$(10,155)	$(9,590)	$(4,769)	$(4,743)	$(20,838)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation	1,001	1,091	505	546	2,145
Share-based compensation	721	966	375	450	2,244
Net financing expense (income)	497	(1,089)	86	(524)	(1,454)
Taxes on income	16	11	13	3	11

	2,235	979	979	475	2,946
Changes in asset and liability items:

Decrease (increase) in trade receivables	3	(894)	60	(438)	37
Decrease (increase) in other receivables	(752)	50	(130)	770	221
Increase in long-term deposits	(2)	(1)	(2)	(10)	(6)
Increase (decrease) in trade payables	(104)	(319)	126	110	(86)
Increase (decrease) in other payables	(505)	(298)	84	(656)	138
Increase (decrease) in deferred revenues and other advances	(10)	6	(180)	(50)	(500)

	(1,370)	(1,456)	(42)	(274)	(196)

Cash received (paid) during the period for:

Interest received	821	1,121	288	450	2,173
Taxes paid	(17)	(11)	(10)	-	(14)

Net cash used in operating activities	(8,486)	(8,957)	(3,554)	(4,092)	(15,929)

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	Unaudited				Audited
Cash flows from investing activities:

Purchase of property, plant and equipment	$(153)	$(285)	$(105)	$(87)	$(590)
Proceeds from sale of marketable securities	21,097	11,115	13,875	4,829	22,737
Purchase of marketable securities	(3,155)	(5,327)	(951)	(2,623)	(11,659)
Proceeds from bank deposits, net	1,880	5,120	-	4,000	4,757
Proceeds from government grants	266	-	266	-	-

Net cash provided by investing activities	19,935	10,623	13,085	6,119	15,245

Cash flows from financing activities:

Proceeds from exercise of options	9	670	-	322	683
Proceeds from government grants	153	266	96	165	339
Repayment of government grants	(44)	(144)	-	(50)	(208)

Net cash provided by financing activities	118	792	96	437	814

Exchange rate differences - cash and cash equivalent balances	(271)	64	(249)	4	69

Increase in cash and cash equivalents	11,296	2,522	9,378	2,468	199

Cash and cash equivalents, beginning of the period	3,435	3,236	5,353	3,290	3,236

Cash and cash equivalents, end of the period	$14,731	$5,758	$14,731	$5,758	$3,435